Exhibit 99.6

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: 33 (1) 47 44 68 21

Catherine ENCK
Tel.: 33 (1) 47 44 37 76

Patricia MARIE
Tel.: 33 (1) 47 44 45 90

Paul FLOREN
Tel.: 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel.: 33 (1) 47 44 47 49

Bertille ARON
Tel.: 33 (1) 47 44 67 12

Mary DWYER
Tel.: 33 (1) 47 44 21 19

Isabelle CABROL
Tel.: 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel.: 33 (1) 47 44 65 55

Franklin BOITIER
Tel.: 33 (1) 47 44 59 81

Philippe GATEAU
Tel.: 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 525 530 660 euros
542 051 180 R.C.S. Nanterre

www.total.com

Paris, November 10, 2004

Net income adjusted for special items sharply higher in third quarter 2004 compared to third quarter 2003:

•	+39% to 2.38 billion for results in euros

•	+43% to 3.87 for earnings per share in euros

•	+51% to 2.91 billion for results expressed in dollars*

•	+55% to 4.73 for earnings per share expressed in dollars*

Interim dividend of 2.40 euros per share payable November 24, 2004

Results expressed in dollars*

3rd quarter 2004			9 months 2004
2.91 B$	+51%	Net income	7.99 B$	+28%
4.73 $/share	+55%	adjusted for special items	12.92 $/share	+32%
2.89 B$	+50%	Net income	7.81 B$	+29%

Results expressed in euros

3rd quarter 2004			9 months 2004
2.38 B€	+39%	Net income	6.52 B€	+16%
3.87 €/share	+43%	adjusted for special items	10.54 €/share	+20%
2.37 B€	+38%	Net income	6.38 B€	+17%

*	dollar amounts represent euro amounts converted at the average #/$ exchange rate for the period

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: 33 (1) 47 44 68 21

Catherine ENCK
Tel.: 33 (1) 47 44 37 76

Patricia MARIE
Tel.: 33 (1) 47 44 45 90

Paul FLOREN
Tel.: 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel.: 33 (1) 47 44 47 49

Bertille ARON
Tel.: 33 (1) 47 44 67 12

Mary DWYER
Tel.: 33 (1) 47 44 21 19

Isabelle CABROL
Tel.: 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel.: 33 (1) 47 44 65 55

Franklin BOITIER
Tel.: 33 (1) 47 44 59 81

Philippe GATEAU
Tel.: 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 525 530 660 euros
542 051 180 R.C.S. Nanterre

www.total.com

Paris, November 10, 2004 — The Board of Directors of Total, chaired by CEO Thierry Desmarest met on November 9, 2004 to review the consolidated accounts for the third quarter 2004.

Net income adjusted for special items rose to 2,380 million euros (M€) in the third quarter 2004, an increase of 39% compared to the third quarter 2003. Expressed in dollars, the increase was 51%.

Commenting on the results, Thierry Desmarest said:

« In the third quarter 2004, growing concern over the tight supply-demand situation drove oil prices to new highs. European refining margins increased sharply compared to the third quarter last year, mainly because of strong fuel demand in the Atlantic Basin. In addition, the market conditions for petrochemicals improved despite the high price of raw materials.

The strong increase in Total’s results reflects primarily an improvement in the market environment affecting the company. The benefit of the underlying 4% production growth for the quarter was largely offset by the scheduled summer shut-down program in the North Sea. The Downstream and Chemicals segments continued to grow their activities and implement self-help programs.

Our strong earnings and profitability performance, which continues to be among the best in the industry, demonstrates the capacity of Total to fully benefit from this environment of high oil prices and from the strong production growth over the past five years.

Over the first nine months of 2004, Total invested 6.7 billion dollars, an increase in investment in line with its target for the year. »

Total — consolidated accounts

3Q04	3Q03%		in millions of euros	9M04	9M03%
31,111	24,469	+27%	Sales	87,868	77,119	+14%
4,473	2,939	+52%	Operating income from business	12,046	9,795	+23%
			segments adjusted for special items
3,406	2,502	+36%	Upstream	9,360	7,824	+20%
752	335	+124%	Downstream	2,025	1,570	+29%
315	102	+209%	Chemicals	661	401	+65%
2,245	1,570	+43%	Net operating income from business	6,288	5,340	+18%
			segments adjusted for special items
2,380	1,710	+39%	Net income	6,520	5,597	+16%
			adjusted for special items
2,368	1,710	+38%	Net income	6,375	5,435	+17%
3.87	2.71	+43%	Earnings per share (euros)	10.54	8.77	+20%
			adjusted for special items
1,927	1,916	+1%	Investments	5,476	4,918	+11%
185	150	+23%	Divestments	538	1,300	–59%
			at selling price
4,035	3,249	+24%	Cash flow from operating activities*	10,741	10,205	+5%

*	includes disbursements related to the Toulouse-AZF reserve of 65 M€ in the third quarter 2004, 302 M€ in the third quarter 2003, 287 M€ for the first nine months of 2004 and 634 M€ for the first nine months of 2003

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: 33 (1) 47 44 68 21

Catherine ENCK
Tel.: 33 (1) 47 44 37 76

Patricia MARIE
Tel.: 33 (1) 47 44 45 90

Paul FLOREN
Tel.: 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel.: 33 (1) 47 44 47 49

Bertille ARON
Tel.: 33 (1) 47 44 67 12

Mary DWYER
Tel.: 33 (1) 47 44 21 19

Isabelle CABROL
Tel.: 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel.: 33 (1) 47 44 65 55

Franklin BOITIER
Tel.: 33 (1) 47 44 59 81

Philippe GATEAU
Tel.: 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 525 530 660 euros
542 051 180 R.C.S. Nanterre

www.total.com

Special items

3Q04	3Q03	in millions of euros	9M04	9M03
		Impact of special items on operating income
—	—		—	—
		Impact of special items on net income
—	—	Gains on asset sales	—	30
—	—	Additional Toulouse-AZF reserve	(98)	—
(12)	—	Restructuring charges and early retirement plans	(43)	(34)
—	—	Impairments	—	—
—	—	Other	(4)	(158)*
(12)	—	Total	(145)	(162)

* includes (155) M€ provision for Chemicals

Number of shares

3Q04	3Q03%		millions	9M04	9M03%
614.2	630.5	–3%	Fully-diluted weighted-average shares	618.5	638.0	–3%

Market environment

3Q04	3Q03%			9M04	9M03%
1.22	1.12	–8%*	€/$	1.23	1.11	–10%*
41.5	28.4	+46%	Brent ($/b)	36.4	28.6	+27%
32.9	14.6	+125%	European refining margins TRCV ($/t)	29.6	21.5	+38%

* change in the dollar versus the euro

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: 33 (1) 47 44 68 21

Catherine ENCK
Tel.: 33 (1) 47 44 37 76

Patricia MARIE
Tel.: 33 (1) 47 44 45 90

Paul FLOREN
Tel.: 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel.: 33 (1) 47 44 47 49

Bertille ARON
Tel.: 33 (1) 47 44 67 12

Mary DWYER
Tel.: 33 (1) 47 44 21 19

Isabelle CABROL
Tel.: 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel.: 33 (1) 47 44 65 55

Franklin BOITIER
Tel.: 33 (1) 47 44 59 81

Philippe GATEAU
Tel.: 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 525 530 660 euros
542 051 180 R.C.S. Nanterre

www.total.com

Third quarter 2004 results

Compared to the third quarter 2003, the third quarter 2004 oil market environment was marked by a sharp increase in the price of crude oil (+46% for Brent) and European refining margins (+125% for TRCV). Market conditions for petrochemicals improved despite the high price of raw materials. The 8% decrease in the value of the dollar relative to the euro partially offset the positive impact of the improved market environment on the results of the business segments.

In this more favorable context, operating income from the business segments adjusted for special items increased by 52% to 4,473 M€ compared to 2,939 M€ in the third quarter 2003. There were no special items affecting operating income from the business segments for the two periods.

Net operating income from the business segments adjusted for special items rose to 2,245 M€, a 43% increase from 1,570 M€ in the third quarter 2003. Compared to the increase in operating income, this lesser increase is due to a higher effective tax rate in the third quarter 2004 compared to the third quarter 2003.

Net income adjusted for special items was 2,380 M€, a 39% increase from 1,710 M€ in the third quarter 2003. Special items affecting net income in the third quarter 2004 were related to restructuring charges in the Chemicals for 12 M€. There were no special items in the third quarter 2003.

During the third quarter 2004, the Group bought back 4.1 million of its shares for 0.7 billion euros. At September 30, 2004 there were 613.3 million fully-diluted shares compared to 627.9 million a year ago and 616.9 million at June 30, 2004.

Earnings per share adjusted for special items, based on 614.2 million fully-diluted weighted-average shares, rose to 3.87 euros in the third quarter 2004 from 2.71 euros in the third quarter 2003, an increase of 43%, which is a higher percentage increase than for net income thanks to the accretive impact of share buybacks over the past twelve months.

Reported net income rose to 2,368 M€ from 1,710 M€ in the third quarter 2003.

The net-debt-to-equity ratio was 22.2% at September 30, 2004 compared to 28.5% at June 30, 2004 and 25.6% at September 30, 2003.

Cash flow from operating activities rose to 4,035 M€, an increase of 24% compared to the third quarter 2003. Excluding disbursements related to the Toulouse-AZF reserve of 65 M€ in the third quarter 2004 and 302 M€ in the third quarter 2003, cash flow from operating activities increased by 15%.

Investments were 1,927 M€, or approximately 2.4 B$. Divestments in the third quarter 2004, based on selling price, were 185 M€.

Net cash flow1 was 2,293 M€ compared to 1,483 M€ for the same period last year.

[1]	net cash flow = cash flow from operating activities + divestments – investments

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: 33 (1) 47 44 68 21

Catherine ENCK
Tel.: 33 (1) 47 44 37 76

Patricia MARIE
Tel.: 33 (1) 47 44 45 90

Paul FLOREN
Tel.: 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel.: 33 (1) 47 44 47 49

Bertille ARON
Tel.: 33 (1) 47 44 67 12

Mary DWYER
Tel.: 33 (1) 47 44 21 19

Isabelle CABROL
Tel.: 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel.: 33 (1) 47 44 65 55

Franklin BOITIER
Tel.: 33 (1) 47 44 59 81

Philippe GATEAU
Tel.: 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 525 530 660 euros
542 051 180 R.C.S. Nanterre

www.total.com

Upstream

3Q04	3Q03%		Upstream - key figures	9M04	9M03%
2,479	2,542	–2%	Hydrocarbon production (kboe/d)	2,571	2,522	+2%
1,674	1,654	+1%	• Liquids (kb/d)	1,698	1,649	+3%
4,386	4,831	–9%	• Gas (Mcf/d)	4,749	4,759	—
3,406	2,502	+36%	Operating income (M€)	9,360	7,824	+20%
			adjusted for special items
1,527	1,241	+23%	Net operating income[2] (M€)	4,412	3,864	+14%
			adjusted for special items
1,381	1,258	+10%	Investments (M€)	3,924	3,554	+10%
114	85	+34%	Divestments (M€)	315	309	+2%
			at selling price
2,265	2,569	–12%	Cash flow from operating activities (M€)	7,239	7,024	+3%

Operating income from the Upstream segment adjusted for special items increased by 36% to 3,406 M€ in the third quarter 2004 from 2,502 M€ in the third quarter 2003. This strong performance reflects the positive impact of higher hydrocarbon prices, more so for oil than for gas, which was partially offset by further weakness in the dollar relative to the euro.

Net operating income from the Upstream segment adjusted for special items increased by 23% to 1,527 M€. This more moderate increase, relative to the increase in operating income, is due to an increase in the average tax rate compared to the third quarter 2003. The higher rate stems primarily from an increase in the share of production coming from concessions in Nigeria and a decrease in the share of production from the UK North Sea related to larger shut-downs in the third quarter 2004.

The decrease in Upstream cash flow from operating activities was due mainly to changes in working capital in the third quarter 2004.

Hydrocarbon production was 2,479 thousand barrels of oil equivalent per day (kboe/d), a decrease of 2.5% compared to 2,542 kboe/d in the third quarter 2003. Production was affected by scheduled North Sea shut-downs, which had a larger impact in 2004 than in 2003, and, to a lesser extent, hurricane damage in the Gulf of Mexico. Reported production also includes the negative impact on entitlement volumes of higher hydrocarbon prices on production sharing contracts.

Excluding these two elements, underlying production growth was about 4%, thanks to increases at Amenam in Nigeria and Matterhorn in the Gulf of Mexico as well as higher production in Libya, Algeria, Bolivia, Venezuela and Qatar.

Liquids production increased by 1% to 1,674 thousand barrels per day (kb/d) in the third quarter 2004 from 1,654 kb/d in the same quarter last year.

Gas production decreased by 9% to 4,386 million cubic feet per day (Mcf/d) in the third quarter 2004 from 4,831 Mcf/d in the third quarter 2003, essentially as a result of scheduled shut-downs in the North Sea.

[2]	3Q04 and the first nine months 2004 include the equity share of Cepsa’s « Exploration & Production » results ; 3Q03 and the first nine months 2003 included the entire equity share of Cepsa’s results in Downstream net operating income

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: 33 (1) 47 44 68 21

Catherine ENCK
Tel.: 33 (1) 47 44 37 76

Patricia MARIE
Tel.: 33 (1) 47 44 45 90

Paul FLOREN
Tel.: 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel.: 33 (1) 47 44 47 49

Bertille ARON
Tel.: 33 (1) 47 44 67 12

Mary DWYER
Tel.: 33 (1) 47 44 21 19

Isabelle CABROL
Tel.: 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel.: 33 (1) 47 44 65 55

Franklin BOITIER
Tel.: 33 (1) 47 44 59 81

Philippe GATEAU
Tel.: 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 525 530 660 euros
542 051 180 R.C.S. Nanterre

www.total.com

Several exploration successes were announced in the third quarter 2004, including a discovery on the Kairan structure (Total 20.4%3) in the Caspian Sea offshore Kazakhstan, the Laggan gas field (Total-operated 50%) in the UK North Sea, the Mer Très Profonde Sud permit (Total-operated 40%) in the Republic of Congo, a discovery west of the Usan field (Total-operated 20%) offshore Nigeria, and the discovery of gas on the Ipati block (Total-operated 80%) in Bolivia. In addition, Total acquired a 39.9% interest in a North Bali deep-offshore exploration block in Indonesia as well as three new permits near the Laggan discovery in the UK North Sea.

The third development phase of the Al Khalij oil field in Qatar started production (Total-operated, 100%).

In Angola, development of the Rosa field on Block 17 (Total-operated, 40%) was launched. Production start-up is expected in the first half of 2007, which will increase and extend the production plateau of the Girassol FPSO. Efforts to expand Total’s LNG business progressed with the decision by the shareholders of Nigeria LNG (Total, 15%) to build the sixth train, with liquefaction capacity of 4.1 million tons per year (Mt/y), at the Bonny plant.

During the third quarter, Total announced an agreement to acquire 25% plus one share of Novatek, the second-largest gas producer in Russia. This acquisition will allow Total to move forward with its strategy to participate in the development of the Russian resource base.

In mid-stream gas activities, Total and Gaz de France announced on October 18 the finalization of agreements to unwind their cross-shareholding in Gaz du Sud-Ouest (GSO) and Compagnie France du Methane (CFM) and to give access to Total to 2.25 billion cubic meters per year (Bm3/y), or nearly 220 Mcf/d, of net regasification capacity in the Fos Cavaou terminal which is currently under construction in the south of France.

On November 9, Total announced that it has reserved regasification capacity of 10 Bm3/y (approximately 1 Bcf/d) over a period of 20 years starting in 2009 at the Sabine Pass LNG regasification terminal project on the Louisiana Gulf Coast.

[3]	pending final approval

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: 33 (1) 47 44 68 21

Catherine ENCK
Tel.: 33 (1) 47 44 37 76

Patricia MARIE
Tel.: 33 (1) 47 44 45 90

Paul FLOREN
Tel.: 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel.: 33 (1) 47 44 47 49

Bertille ARON
Tel.: 33 (1) 47 44 67 12

Mary DWYER
Tel.: 33 (1) 47 44 21 19

Isabelle CABROL
Tel.: 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel.: 33 (1) 47 44 65 55

Franklin BOITIER
Tel.: 33 (1) 47 44 59 81

Philippe GATEAU
Tel.: 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 525 530 660 euros
542 051 180 R.C.S. Nanterre

www.total.com

Downstream

3Q04	3Q03%		Downstream — key figures	9M04	9M03%
2,516	2,503	+1%	Refinery throughput* (kb/d)	2,501	2,441	+2%
752	335	+124%	Operating income (M€)	2,025	1,570	+29%
			adjusted for special items
521	287	+82%	Net operating income[4] (M€)	1,468	1,278	+15%
			adjusted for special items
351	212	+66%	Investments (M€)	893	531	+68%
45	63	–29%	Divestments (M€)	127	120	+6%
			at selling price
828	269	+208%	Cash flow from operating activities (M€)	2,952	3,312	–11%

* includes share of Cepsa

Operating income from the Downstream segment adjusted for special items increased by 124% to 752 M€ in the third quarter 2004 from 335 M€ in the third quarter 2003.

The increase was due primarily to the improvement in the Downstream environment. Continued tightness in the market for fuel products in the Atlantic Basin drove refining margins sharply higher throughout the region. Further weakness in the dollar against the euro and lower European marketing margins due to the strong and rapid increase in the price of refined products slightly offset the benefit of better refining margins.

Ongoing self-help programs continued to have a positive impact on Downstream results.

Refinery throughput increased to 2,516 kb/d, an increase of 1% compared to the third quarter 2003. The utilization rate was 93% in the third quarter 2004.

Turnarounds on five refineries, most of these being partial turnarounds, were launched in September and continued into the fourth quarter.

Net operating income from the Downstream segment adjusted for special items increased to 521 M€ in the third quarter 2004 from 287 M€ in the same quarter last year. The 82% increase is lower than the increase in operating income primarily because of the change in the method of allocating Cepsa’s results to all the business segments, instead of entirely to the Downstream segment, which began in the fourth quarter 2003. If the reallocation had taken place in the third quarter 2003, the increase would have been 114%.

In October, Total announced a joint-venture with Sinochem for the creation of a 200-station network in northern China where the two companies are already partners in the Dalian refinery.

As part of its strategy for targeted development in the Caribbean, Total acquired a network of service stations in Puerto Rico that represents about 6% market share.

[4]	3Q04 and the first nine months 2004 include the equity share of Cepsa’s « Refining & Marketing » results ; 3Q03 and the first nine months 2003 included the entire equity share of Cepsa’s results in Downstream net operating income.

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: 33 (1) 47 44 68 21

Catherine ENCK
Tel.: 33 (1) 47 44 37 76

Patricia MARIE
Tel.: 33 (1) 47 44 45 90

Paul FLOREN
Tel.: 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel.: 33 (1) 47 44 47 49

Bertille ARON
Tel.: 33 (1) 47 44 67 12

Mary DWYER
Tel.: 33 (1) 47 44 21 19

Isabelle CABROL
Tel.: 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel.: 33 (1) 47 44 65 55

Franklin BOITIER
Tel.: 33 (1) 47 44 59 81

Philippe GATEAU
Tel.: 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 525 530 660 euros
542 051 180 R.C.S. Nanterre

www.total.com

Chemicals

3Q04	3Q03%		Chemicals key figures (M€)	9M04	9M03%
5,228	4,182	+25%	Sales	14,797	12,925	+14%
315	102	+209%	Operating income	661	401	+65%
			adjusted for special items
197	42	+369%	Net operating income[5]	408	198	+106%
			adjusted for special items
200	453	–56%	Investments	613	788	–22%
19	10	+90%	Divestments	68	797	–91%
			at selling price
289	281	+3%	Cash flow from operating activities*	229	96	+139%

*	includes disbursements related to the Toulouse-AZF reserve of 65 M€ in the third quarter 2004, 302 M€ in the third quarter 2003, 287 M€ for the first nine months of 2004 and 634 M€ for the first nine months of 2003

Chemicals segment sales were 5,228 M€ compared to 4,182 M€ in the third quarter 2003, an increase of 25%.

Operating income adjusted for special items increased sharply to 315 M€ from 102 M€ in the third quarter 2003.

This performance is due primarily to an improvement in the environment for petrochemicals and to the positive impacts of increased sales volume and productivity programs implemented throughout the segment.

Base chemicals benefited from a rebound in petrochemical margins compared to the third quarter 2003, notably in Europe, and despite the high level of naphtha prices around the world. Improved product demand and a reduction in downtime led to higher utilization rates of the steamcrackers.

Intermediate activities began to show improvement despite higher raw material costs and the weaker dollar.

Specialties delivered solid results thanks to the benefits of growth and self-help programs.

Net operating income adjusted for special items rose to 197 M€ from 42 M€ in the same period last year.

Arkema, the new entity comprised of vinyl products, industrial chemicals, and performance products, was launched on October 1. Already Arkema has a dedicated management team and is expected to become an independent entity in 20066.

[5]	3Q04 and the first nine months 2004 include the equity share of Cepsa’s « Derivative chemicals » results ; 3Q03 and the first nine months 2003 included the entire equity share of Cepsa’s results in Downstream net operating income.

[6]	depending on market conditions and the information/consultation process with labor representatives

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: 33 (1) 47 44 68 21

Catherine ENCK
Tel.: 33 (1) 47 44 37 76

Patricia MARIE
Tel.: 33 (1) 47 44 45 90

Paul FLOREN
Tel.: 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel.: 33 (1) 47 44 47 49

Bertille ARON
Tel.: 33 (1) 47 44 67 12

Mary DWYER
Tel.: 33 (1) 47 44 21 19

Isabelle CABROL
Tel.: 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel.: 33 (1) 47 44 65 55

Franklin BOITIER
Tel.: 33 (1) 47 44 59 81

Philippe GATEAU
Tel.: 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 525 530 660 euros
542 051 180 R.C.S. Nanterre

www.total.com

Nine months 2004 results

For the first nine months of 2004, Total benefited from an overall more favorable environment as compared to last year.

Hydrocarbon prices increased, more for oil (+27% for Brent to 36.4 $/b) than for gas. European refining margins increased sharply (+38% for TRCV to 29.6 $/t). By contrast, the dollar declined relative to the euro by 10% to 1.23 $/€ on average compared to 1.11 $/€ on average for the first nine months of 2003.

The environment for the Chemicals improved progressively over the first nine months of 2004. In the third quarter, demand improved to a level that effectively offset the impact of high raw material prices and weakness in the dollar.

In this context, operating income from the business segments adjusted for special items increased by 23% to 12,046 M€ compared to the 9,795 M€ for the first nine months in 2003. There were no special items affecting operating income in either period.

Net operating income from the business segments adjusted for special items increased by 18% to 6,288 M€ in the first nine months of 2004 from 5,340 M€ in the first nine months of 2003.

Net income adjusted for special items was 6,520 M€, an increase of 16% compared to the same period last year. The impact of special items on net income was –145 M€ for the first nine months of 2004 and –162 M€ for the first nine months of 2003.

During the first nine months of 2004, the Group bought back 16.5 million of its shares, or about 2.5% of its capital, for 2.6 B€. In October, Total continued buying back shares, adding another 1.7 million shares for 0.28 B€.

For the first nine months of 2004, earnings per share adjusted for special items and based on 618.5 million fully-diluted weighted-average shares, rose to 10.54 euros from 8.77 euros in the same period last year, an increase of 20%, which reflects the accretive impact of the share repurchases by the Group.

Net income was 6,375 M€ compared to 5,435 M€ in the first nine months of 2003.

Key operational data for the first nine months of 2004 include:

•	hydrocarbon production increased by 2% to 2,571 kboe/d from 2,522 kboe/d ; excluding the price effect and the impact of the larger shut-downs in the North Sea, the underlying growth rate for production was 5%,

•	refinery throughput increased by 2% to 2,501 kb/d from 2,441 kb/d,

•	Chemicals segment sales increased by 14% to 14,797 M€ from 12,925 M€.

Investments were 5,476 M€ (72% allocated for Upstream), or about 6.7 B$.

Divestments for the first nine months of 2004, based on selling price, were 538 M€ and included sales of non-strategic Upstream assets.

Net cash flow was 5,803 M€ in the first nine months of 2004.

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: 33 (1) 47 44 68 21

Catherine ENCK
Tel.: 33 (1) 47 44 37 76

Patricia MARIE
Tel.: 33 (1) 47 44 45 90

Paul FLOREN
Tel.: 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel.: 33 (1) 47 44 47 49

Bertille ARON
Tel.: 33 (1) 47 44 67 12

Mary DWYER
Tel.: 33 (1) 47 44 21 19

Isabelle CABROL
Tel.: 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel.: 33 (1) 47 44 65 55

Franklin BOITIER
Tel.: 33 (1) 47 44 59 81

Philippe GATEAU
Tel.: 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 525 530 660 euros
542 051 180 R.C.S. Nanterre

www.total.com

Cancellation of outstanding shares

The Board of Directors, meeting on November 9, 2004, approved the cancellation of 19,873,932 shares effective November 20, 2004. On that date the share capital will be adjusted as well to 6,326,791,340 euros represented by 632,679,134 shares with a nominal value of 10 euros. This cancellation restores the Group’s capacity for share buybacks.

Interim dividend

Net income for TOTAL S.A., the parent company, was 2,145 M€ for the first nine months of 2004 compared to 1,940 M€ for the same period last year. The Board of Directors met on November 9, 2004 and, after closing the accounts, approved an interim 2004 dividend in the amount of 2.40 euros payable on November 24, 2004, to which will be added the avoir fiscal (French tax credit) pursuant to the terms in force.

Summary and outlook

The return on average capital employed for the Group (ROACE) for the period October 1, 2003 to September 30, 2004 was 22%. Return on equity (ROE) was 28% for the same period. The annualized third quarter 2004 ROACE was 25%.

Total is pursuing its investment program in line with its 2004 budget of $10 billion, giving priority to the development of Upstream activities.

Since the beginning of the fourth quarter, the oil market environment has remained very tight. Oil prices and refining margins have stayed at high levels.

* * * * *

The September 30, 2004 notes to the consolidated accounts are available on the Total web site (www.total.com). The interim accounts have been the subject of a limited review by the company’s auditors. This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, business, strategy and plans of Total. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental regulatory considerations and general economic and business conditions. The financial information contained in this document has been prepared in accordance with French GAAP, and certain elements would differ materially upon reconciliation to US GAAP. Total does not assume any obligation to update publicly any forward-looking statement, whether as a result of new information, future events or otherwise. Further information on factors which could affect the company’s financial results is provided in documents filed by the Group and its affiliates with the French Autorité des Marchés Financiers and the US Securities and Exchange Commission.

The business segment information is presented in accordance with the Group internal reporting system used by the Chief operating decision maker to measure performance and allocate resources internally. Due to their particular nature or significance, certain transactions qualified as “special items” are monitored at the Group level and excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, certain transactions such as restructuring costs or assets disposals, which are not considered to be representative of normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to recur within following years. Performance measures excluding special items such as operating income, net operating income and net income adjusted for special items, are meant to facilitate the analysis of the financial performance and the comparison of income between periods.

To listen to the conference call with CFO Robert Castaigne and financial analysts today at 16:30 (Paris time), please call +44 (0)20 7162 0025 (access code: Total) from Europe or +1 334 323 6201 (access code: Total) from the US. For a replay, please dial (00) 44 (0) 208 288 4459 (access code 710312) from Europe or 1 334 323 6222 (access code: 710312 ) from the US.

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: 33 (1) 47 44 68 21

Catherine ENCK
Tel.: 33 (1) 47 44 37 76

Patricia MARIE
Tel.: 33 (1) 47 44 45 90

Paul FLOREN
Tel.: 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel.: 33 (1) 47 44 47 49

Bertille ARON
Tel.: 33 (1) 47 44 67 12

Mary DWYER
Tel.: 33 (1) 47 44 21 19

Isabelle CABROL
Tel.: 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel.: 33 (1) 47 44 65 55

Franklin BOITIER
Tel.: 33 (1) 47 44 59 81

Philippe GATEAU
Tel.: 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 525 530 660 euros
542 051 180 R.C.S. Nanterre

www.total.com

OPERATING INFORMATION BY SEGMENT
FOR THE THIRD QUARTER
AND NINE MONTHS 2004

Upstream

Combined liquids and gas production by region

3Q04	3Q03%		in kboe/d	9M04	9M03%
701	836	–16%	Europe	824	876	–6%
821	724	+13%	Africa	804	707	+14%
65	60	+8%	North America	69	60	+15%
243	252	–4%	Far East	240	232	+3%
408	437	–7%	Middle East	403	450	–10%
231	224	+3%	South America	222	190	+17%
10	9	+11%	Rest of world	9	7	ns
2,479	2,542	–2%	Total	2,571	2,522	+2%

Liquids production by region

3Q04	3Q03%		in kb/d	9M04	9M03%
368	441	–17%	Europe	418	461	–9%
752	639	+18%	Africa	732	628	+17%
19	3	ns	North America	20	4	ns
30	26	+15%	Far East	31	25	+24%
356	387	–8%	Middle East	350	397	–12%
139	149	–7%	South America	138	127	+9%
10	9	+11%	Rest of world	9	7	ns
1,674	1,654	+1%	Total	1,698	1,649	+3%

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: 33 (1) 47 44 68 21

Catherine ENCK
Tel.: 33 (1) 47 44 37 76

Patricia MARIE
Tel.: 33 (1) 47 44 45 90

Paul FLOREN
Tel.: 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel.: 33 (1) 47 44 47 49

Bertille ARON
Tel.: 33 (1) 47 44 67 12

Mary DWYER
Tel.: 33 (1) 47 44 21 19

Isabelle CABROL
Tel.: 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel.: 33 (1) 47 44 65 55

Franklin BOITIER
Tel.: 33 (1) 47 44 59 81

Philippe GATEAU
Tel.: 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 525 530 660 euros
542 051 180 R.C.S. Nanterre

www.total.com

Gas production by region

3Q04	3Q03%		in Mcf/d	9M04	9M03%
1,801	2,139	–16%	Europe	2,201	2,256	–2%
367	447	–18%	Africa	378	415	–9%
245	307	–20%	North America	261	304	–14%
1,196	1,260	–5%	Far East	1,167	1,163	—
279	270	+3%	Middle East	283	277	+2%
498	408	+22%	South America	459	344	+33%
—	—	—	Rest of world	—	—	—
4,386	4,831	–9%	Total	4,749	4,759	—

Downstream

Refinery throughput by region

3Q04	3Q03%		in kb/d	9M04	9M03%
996	1,015	–2%	France	1,010	934	+8%
1,191	1,174	+1%	Rest of Europe	1,184	1,201	–1%
329	314	+5%	Rest of world	307	306	—
2,516	2,503	+1%	Total*	2,501	2,441	+2%

* includes share of Cepsa

Chemicals

3Q04	3Q03%		Chemicals (B€)	9M04	9M03%
5.23	4.18	+25%	Sales	14.80	12.93	+14%
2.82	1.91	+48%	• Base chemicals and polymers	7.45	5.81	+28%
0.92	0.88	+5%	• Intermediates	2.81	2.77	+1%
1.49	1.39	+7%	• Specialties	4.52	4.34	+4%
—	—	ns	• Chemicals — Corporate	0.02	0.01	ns
0.32	0.10	x3	Operating Income*	0.66	0.40	+65%
0.18	0.02	x9	• Base chemicals and polymers	0.22	0.05	ns
0.03	0.01	x3	• Intermediates	0.10	0.11	–9%
0.12	0.10	+20%	• Specialties	0.38	0.31	+23%
(0.01)	(0.03)	ns	• Chemicals — Corporate	(0.04)	(0.07)	ns

* adjusted for special items